UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Pegasus Oil & Gas Inc.

(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Alberta

(Jurisdiction of Subject Company’s Incorporation or Organization)

Harvest Energy Trust

(Name of Person(s) Furnishing Form)

Class A Shares and Class B Shares

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Darcy Anderson, Chief Financial Officer

Pegasus Oil & Gas Inc.

101 10th St. N.W.

Calgary, Alberta, Canada T2N 1V4

(403) 521-5282

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Andrew J. Foley, Partner

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas | New York, NY 10019-6064

(212) 373-3000

June 23, 2009

(Date Tender Offer/Rights Offering Commenced)

2

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents
1.	Offer to Purchase and Circular, dated June 23, 2009 (the “Circular”)*
2.	Letter of Transmittal and Election Form (Class A shares)*
3.	Letter of Transmittal and Election Form (Class B shares)*
4.	Notice of Guaranteed Delivery*
5.	Directors’ Circular of Pegasus Oil & Gas Inc., dated June 23, 2009*
6.	Notice of Extension dated July 31, 2009

* Previously furnished with Form CB filed with the Securities and Exchange Commission on June 25, 2009.

Item 2.	Informational Legends

The required legend is included on prominent portions of the Circular.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

July 31, 2009

HARVEST PEGASUS INC.

an indirect wholly-owned subsidiary of

HARVEST ENERGY TRUST

OFFER TO PURCHASE

all of the issued and outstanding class A shares and class B shares of

PEGASUS OIL & GAS INC.

on the basis of:

0.015 Trust Units for each Class A Share and 0.15 Trust Units for each Class B Share

This is a notice of variation (the "Notice") to: (i) the offer (the "Pegasus Class A Share Offer") by Harvest Pegasus Inc. (the "Offeror"), an indirect wholly-owned subsidiary of Harvest Energy Trust (the "Trust"), to purchase all of the issued and outstanding class A shares (the "Pegasus Class A Shares") in the capital of Pegasus Oil & Gas Inc. ("Pegasus"), including the Pegasus Class A Shares which become outstanding upon exercise of Pegasus Options; and (ii) the offer (the "Pegasus Class B Share Offer" and together with the Pegasus Class A Share Offer, the "Original Offer") by the Offeror to purchase all of the issued and outstanding class B shares (the "Pegasus Class B Shares" and together with the Pegasus Class A Shares, the "Pegasus Shares") in the capital of Pegasus as set forth in the offer to purchase dated June 23, 2009 (the "Offer to Purchase") and the accompanying take-over bid circular (the "Circular" and together with the Offer to Purchase, the "Original Offer Document"). The Original Offer, as amended by this Notice, is herein referred to as the "Offer". Capitalized terms used herein but not defined in this Notice have the meanings set out in the Original Offer Document.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON AUGUST 11, 2009 (THE "EXPIRY TIME"), UNLESS WITHDRAWN OR EXTENDED.

On July 30, 2009, the Offeror delivered notice to Valiant Trust Company (the "Depositary") that it was extending the Original Offer and subsequently issued a news release in respect thereof. Shareholders who have validly deposited and not withdrawn their Pegasus Shares need take no further action to accept the Offer.

The board of directors of Pegasus, after consultation with its legal and financial advisors, and upon receipt of the Fairness Opinion from FirstEnergy Capital Corp., has unanimously determined that the Offer is fair, from a financial point of view, to the Shareholders and is in the best interests of Pegasus and the Shareholders and unanimously recommends that Shareholders ACCEPT the Offer and TENDER their Pegasus Shares to the Offer.

Holders of Pegasus Shares wishing to accept the Offer must properly complete and duly execute the applicable Letter of Transmittal which accompanied the Original Offer Document or a facsimile thereof and deposit it, together with certificates representing their Pegasus Shares and all other documents required by the Letter of Transmittal, at the office of the Depositary shown on the Letter of Transmittal and on the back page of this document, all in accordance with the transmittal instructions in the Letter of Transmittal.

Alternatively, a holder of Pegasus Shares who wishes to deposit such Pegasus Shares and whose certificates for such Pegasus Shares are not immediately available may deposit certificates representing such Pegasus Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance".

Questions and requests for assistance may be directed to Georgeson Shareholder Communication Canada, Inc. (the "Information Agent"). Additional copies of this document, the Original Offer Document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, on request from the Depositary at its offices shown in the Letter of Transmittal and on the back page of this document.

Persons whose Pegasus Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Pegasus Shares to the Offer.

The Depositary for the Offer is Valiant Trust Company (see back cover for details)

The Information Agent for the Offer is Georgeson Shareholder Communications Canada, Inc. (see back cover for details)

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer is made for the securities of a Canadian issuer and the Trust Units offered hereby are offered by a Canadian issuer in accordance with the disclosure requirements of certain provinces of Canada. Shareholders should be aware that these requirements are different from those of the United States. The financial statements included and incorporated by reference to the Circular have been prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies. However, since the Trust Units are traded on the NYSE and are registered under Section 12 of the United States Securities Exchange Act of 1934, as amended, the Trust has filed with the SEC an annual report on Form 40-F for the year ended December 31, 2008. The financial statements included in such Form 40-F contains a reconciliation of such financial statements to United States GAAP.

In addition, data on oil and gas reserves included or incorporated by reference to the Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. For example, the SEC permits oil and gas companies, in their filings with the SEC to disclose only proved reserves (as defined in SEC rules). Canadian securities laws require oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (which are defined differently than SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Moreover, the disclosure of estimated future net revenue from reserves are calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report. In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates included or incorporated by reference herein may not be comparable to those of the United States domestic companies subject to SEC reporting and disclosure requirements.

It may be difficult for Shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, as the Offeror, the Trust and Pegasus are located in Canada, and some or all of their respective trustees, officers and directors, as the case may be, are residents of Canada. You may not be able to sue the Offeror, the Trust or Pegasus or their respective trustees, officers or directors, as the case may be, in a non-U.S. court for violations of the U.S. federal securities laws. It may be difficult to compel the Offeror, the Trust or Pegasus and their affiliates to subject themselves to a U.S. court's judgment.

Shareholders should be aware that the acquisition of the Trust Units offered hereby may have tax consequences both in the United States and in Canada. The consequences for holders who are resident in, or citizens of, the United States are not described in the Offer to Purchase and Circular. Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of acquiring the Trust Units. See Section 17 of the Circular, "Canadian Federal Income Tax Considerations".

Shareholders should be aware that the Trust or its affiliates, directly or indirectly, may bid for or purchase Pegasus Shares otherwise than pursuant to the Offer, such as in open market or privately negotiated purchases, as permitted by Canadian laws or provincial laws or regulations.

The Trust Units issuable pursuant to the Offer will be "restricted securities" within the meaning under the U.S. Securities Act to the same extent and proportion that the Pegasus Shares exchanged pursuant to the Offer are restricted securities. Restricted securities may be offered and sold only pursuant to an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws.

No Trust Units will be delivered in the United States or to or for the account or for the benefit of a person in the United States or to any person who is resident of any jurisdiction other than Canada, unless the Trust is satisfied that the Trust Units may be delivered in such other jurisdictions without further action by the Trust or on a basis otherwise determined acceptable to the Trust in its sole discretion.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Notice, the Original Offer Document and in certain documents incorporated by reference to the Circular, constitute forward-looking statements. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. See "Special Note Regarding Forward-Looking Statements" in the Original Offer Document.

EXCHANGE RATE INFORMATION

All dollar amounts set forth in the Original Offer Document are expressed in Canadian dollars, except where otherwise indicated. On July 29, 2009, the Bank of Canada noon rate was US$0.9184 equals $1.00.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Pegasus Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Pegasus Shares in such jurisdiction.

NOTICE OF VARIATION

TO:	THE SHAREHOLDERS OF PEGASUS OIL & GAS INC.

By notice provided to the Depositary and as set forth in this Notice, the Offeror is varying the Original Offer by extending the time during which the Offer is open for acceptance. Except as otherwise set forth in this Notice, the information, terms and conditions of the Original Offer as set forth in the Original Offer Document continue to be applicable in all respects and this Notice should be read in conjunction therewith.

1.	EXTENSION OF THE OFFER

The Offeror has varied the Original Offer by extending the time during which the Offer is open for acceptance from 5:00 p.m. (Calgary time) on July 30, 2009 to 5:00 p.m. (Calgary time) on August 11, 2009. Accordingly, the definition of Expiry Date in the Original Offer Document has been amended to mean 5:00 p.m. (Calgary time) on August 11, 2009, unless the Offer is extended (pursuant to Section 5 of the Offer to Purchase, "Variation of Terms or Change in Information in the Offer to Purchase or Circular"), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires.

2.	RECENT DEVELOPMENTS

On July 14, 2009, the Offeror received the Advance Ruling Certificate under the Competition Act (Canada) in respect of the Offer.

3.	TIME OF ACCEPTANCE

The Offer is open for acceptance until, but not later than, 5:00 p.m. (Calgary time) on August 11, 2009, or until such time and date to which the Offer may be extended by the Offeror at its discretion. See Section 2 of the Offer to Purchase, "Time of Acceptance".

4.	MANNER OF ACCEPTANCE

Pegasus Shares may be deposited to the Offer in accordance with the provisions set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance".

5.	TAKE-UP AND PAYMENT FOR DEPOSITED PEGASUS SHARES

Upon the terms and subject to the conditions of the Offer, the Offeror will take up Pegasus Shares validly deposited under the Offer and not withdrawn as set forth in Section 6 of the Offer to Purchase, "Take-up and Payment for Deposited Pegasus Shares". In the event the Offeror takes up Pegasus Shares under the Offer, the Offeror will pay for Pegasus Shares taken up as soon as possible and in any event not later than three Business Days after taking up such Pegasus Shares.

6.	WITHDRAWAL OF DEPOSITED PEGASUS SHARES

Shareholders have the right to withdraw Pegasus Shares deposited pursuant to the Offer under circumstances and in the manner described in Section 7 of the Offer to Purchase, "Withdrawal of Deposited Pegasus Shares".

7.	CONSEQUENTIAL AMENDMENTS TO THE ORIGINAL OFFER DOCUMENT, LETTERS OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY

Consequential amendments in accordance with this Notice are deemed to be made where required to the Original Offer Document, the Letters of Transmittal and the Notice of Guaranteed Delivery. Without limiting the generality of the foregoing, such amendments include the amendment to the Letter of Transmittal and Notice of Guaranteed Delivery to refer to 5:00 p.m. (Calgary time) on August 11, 2009 as the Expiry Time. Except as varied hereby, all terms of the Original Offer remain in effect, unamended.

8.	STATEMENT OF RIGHTS

Securities legislation of the provinces and territories of Canada provides securityholders of Pegasus with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

CERTIFICATE

The Original Offer Document, as amended by this Notice, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Dated: July 31, 2009

HARVEST PEGASUS INC.

(Signed) John E. Zahary President and Chief Executive Officer	(Signed) Robert W. Fotheringham Chief Financial Officer
On behalf of the Board of Directors
(Signed) M. Bruce Chernoff Director	(Signed) John E. Zahary Director

HARVEST ENERGY TRUST

By: HARVEST OPERATIONS CORP.

(Signed) John E. Zahary President and Chief Executive Officer	(Signed) Robert W. Fotheringham Chief Financial Officer
On behalf of the Board of Directors
(Signed) M. Bruce Chernoff Director	(Signed) William D. Robertson Director

Office of the Depositary is:

VALIANT TRUST COMPANY

By Mail, Hand or Courier

Valiant Trust Company

Suite 310, 606 – 4th Street S.W.

Calgary, Alberta

T2P 1T1

Attention: Reorganization Department

Valiant Trust Company

2950, 130 King Street West

Toronto, Ontario

M5X 1A9

Attention: Reorganization Department

Inquiries

Telephone: (403) 233-2801

Toll Free: 1-866-313-1872

Fax: (403) 233-2847

E-Mail:  inquiries@valianttrust.com

Any questions and requests for assistance may be directed to the Information Agent

100 University Avenue

11th Floor, South Tower

Toronto, Ontario

M5J 2Y1

North American Toll Free Phone: 1-866-717-8279

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Amendment No. 1 to Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

Harvest Energy Trust is submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X/A concurrently with the furnishing of this Amendment No. 1 to Form CB.

Any change in the name or address of the agent for service of process of paramount Energy Trust shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form

F-X/A.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARVEST ENERGY TRUST.

Dated: August 6, 2009	/s/ Robert W. Fotheringham

Name: Robert W. Fotheringham

Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.

Annual Information Form of Harvest Energy Trust for the year ended December 31, 2009 dated as of March 27, 2009 (incorporated by reference to Harvest Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 27, 2009 (File No. 333-121627)).

2..

Audited consolidated financial statements of Harvest Energy Trust as at and for the financial years ended December 31, 2008 and 2007, together with the notes thereto and the auditors' report thereon (incorporated by reference respectively to Harvest Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 27, 2009 (File No. 333-121627) and Harvest Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on March 27, 2008 (File No. 333-121627)).

3.

Management’s Discussion and Analysis of the financial condition and results of operations of Harvest Energy Trust for the financial year ended December 31, 2008 (incorporated by reference to Harvest Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 27, 2009 (File No. 333-121627)).

4.

Unaudited consolidated financial statements of the Trust as at and for the three months ended March 31, 2009 and 2008, together with the notes thereto (incorporated by reference respectively to Exhibit 99.3 to Harvest Energy Trust’s Report on Form 6-K, filed with the Securities and Exchange Commission on May 12, 2009 (File No. 333-121627) and Exhibit 99.6 to Harvest Energy Trust’s Report on Form 6-K, filed with the Securities and Exchange Commission on May 12, 2008 (File No. 333-121627)).

5.

Management’s Interim Discussion and Analysis of the financial condition and results of operations of the Trust for the three months ended March 31, 2009 (incorporated by reference to Exhibit 99.2 to Harvest Energy Trust’s Report on Form 6-K, filed with the Securities and Exchange Commission on May 12, 2009 (File No. 333-121627)).

6.

Proxy Statement of Harvest Energy Trust dated March 24, 2009 relating to the annual and special meeting of Unitholders held on May 19, 2009 (incorporated by reference to Exhibit 99.4 to Harvest Energy Trust’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 20, 2009 (File No. 333-121627)).